DM

19003213

SE

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equilibrium Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 NW 11th Ave
(No. and Street)

Portland (City) OR (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Casey Delaney, 203-554-6783
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

SEC Mail Processing Section
FEB 27 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

yw

OATH OR AFFIRMATION

I, William C. Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equilibrium Capital Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None

Signature

Chief Compliance Officer

Title

Notary Public

OFFICIAL STAMP
TRACY ELIZABETH BARLOW
NOTARY PUBLIC-OREGON
COMMISSION NO. 942303
MY COMMISSION EXPIRES AUGUST 26, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Equilibrium Capital Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equilibrium Capital Services, LLC (the Company) as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 25, 2019

We have served as the Company's auditor since 2018.

Equilibrium Capital Services, LLC
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	2,953,731
Prepaid expense		16,210
Total assets	$	2,969,941
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	72,004
Capital bonus payable		932,073
Payable to related party		213,831
Total liabilities		1,217,908
Member's equity		1,752,033
Total liabilities and member's equity	$	2,969,941

The accompanying notes are an integral part of these financial statements.

Equilibrium Capital Services, LLC
Statement of Income
For the Year Ended December 31, 2018

REVENUES	
Intercompany advisory services	$ 1,140,000
Other revenue	37,128
Total revenues	1,177,128
EXPENSES	
Employee compensation and benefits	764,169
Occupancy	128,700
Professional fees	47,994
Regulatory expenses	21,294
Other operating expenses	8,795
Total expenses	970,952
Net income	$ 206,176

The accompanying notes are an integral part of these financial statements.

Equilibrium Capital Services, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

	Member's Equity
Balance at December 31, 2017	$ 2,545,857
Member's distributions	(1,000,000)
Net income	206,176
Balance at December 31, 2018	$ 1,752,033

The accompanying notes are an integral part of these financial statements

Equilibrium Capital Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$	206,176
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in assets:		
Account receivable		2,795,088
Prepaid expense		909
Decrease in liabilities:		
Accounts payable and accrued expenses		(107,394)
Capital bonus payable		(1,724,970)
Payable to related party		(62,344)
Net cash provided by operating activities		1,107,465
CASH FLOW FROM INVESTING ACTIVITIES		
Net cash provided by in investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Member's distributions		(1,000,000)
Net cash provided by financing activities		(1,000,000)
NET CHANGE IN CASH		107,465
Cash at beginning of year		2,846,266
Cash at end of year	$	2,953,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the period for:		
Interest	$	-
Taxes	$	-

The accompanying notes are an integral part of these financial statements

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Equilibrium Capital Services, LLC (the "Company") was organized in the State of Oregon on October 1, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Equilibrium Capital Group, LLC (the "Member").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including private placements, merger and acquisitions advisory services, and broker selling tax shelters or limited partnerships. For the year ended December 31, 2018, the Company's income was derived primarily from advisory services revenue performed in connection with capital raising for the Member and its affiliated funds and vehicles.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company charges fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned and per the fee schedule stipulated in the Member's or client's engagement contracts. For the year ended December 31, 2018, the Company's only engagement contracts were with its Member and with an affiliate of its Member – see Note 3. When the Company performs services for its customers on an ongoing basis, the Company satisfies its performance obligations each month and thus recognizes its service fee on a monthly basis.

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. As of January 1, 2018, the Company had receivables related to revenues from contracts with its Member and affiliates of its Member of $2,795,088 and collected the balance in its entirety, resulting in no receivable as of December 31, 2018.

Economic conditions that may affect the Company's performance primarily include the general economic and market conditions in the United States, specifically in the agriculture infrastructure, wastewater, energy facilities, and permanent crops industries.

2. INCOME TAXES

The operations of the Company are included in the consolidated federal and state income tax return filed by the Member. The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company is engaged by its Member to perform capital raising activities for the Member and its affiliated funds and vehicles whereby the Member pays a monthly fee to the Company in consideration for these services. These services include, but are not limited to, reviewing and planning financing needs, performing due diligence, and executing on certain capital raising transactions as defined in the agreement. For the year ended December 31, 2018, advisory services earned by the Company with respect to this engagement with its Member totaled $1,140,000.

The Company is engaged by ACM Management Company, LLC, a joint-venture affiliate of its Member (34.03% owned by Member) in a standing engagement to perform financial advisory services, including capital raising activities for the joint venture and its affiliated funds. No revenues were recognized under that engagement in the year ended December 31, 2018.

The Company has an expense sharing agreement with its Member whereby the Company pays a monthly reimbursement in consideration for certain expenses paid on the Company's behalf. These expenses include personnel, rent, and other administrative services. For the year ended December 31, 2018, expenses incurred by the Company with respect to the expense sharing agreement with its Member totaled $984,924.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC") up to $250,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments nor contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2018, or during the year then ended.

5. GUARANTEES

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2018, or during the year then ended.

6. SUBSEQUENT EVENTS

On January 28, 2019, the Company distributed $500,000 of equity capital to its Member.

7. ACCOUNTING DEVELOPMENTS

Recently Issued Accounting Standards

For the year ended December 31, 2018, various Accounting Standard Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Recently Adopted Accounting Standards

In May 2014, the FASB issued comprehensive new revenue recognition guidance, Accounting Standards Update ("ASU") 2014-09 *Revenue from Contracts with Customers* ("Topic 606"), which requires a company to recognize revenue upon the transfer of promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The guidance also changes the accounting for certain contract costs, including whether they may be offset against revenue in the statement of income.

The Company adopted Topic 606 upon its effective date of January 1, 2018, and related policies under the new standard were applied prospectively in our financial statements. The Company's adoption efforts included the identification of revenue within the scope of the guidance and the evaluation of revenue contracts. There was no impact to retained earnings as of January 1, 2018, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $1,735,823 which was $1,654,629 more than its required net capital of $81,194. The Company's ratio of aggregate indebtedness (of $1,217,908) to net capital was 0:70 to 1.

Equilibrium Capital Services, LLC
Schedule I – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers
Pursuant to SEC Rule 15c3-3
As of December 31, 2018

Computation of net capital		
Member's equity		$ 1,752,033
Less: Non-allowable assets		
Accounts receivable, non-allowable portion	$ -	
Prepaid expenses	(16,210)	
Receivable, related party	-	
Total non-allowable assets		(16,210)
Net capital		1,735,823
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	81,194	
Minimum net capital required	81,194	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(81,194)
Excess net capital		$ 1,654,629
Aggregate indebtedness		$ 1,217,908
Ratio of aggregate indebtedness to net capital		0.70 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

Equilibrium Capital Services, LLC
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers
Pursuant to SEC Rule 15c3-3
As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Equilibrium Capital Services, LLC

Report on Exemption Provisions

Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)

For the Year Ended December 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Equilibrium Capital Services, LLC

We have reviewed management's statements, included in the accompanying Equilibrium Capital Services, LLC's Exemption Report, in which (1) Equilibrium Capital Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Equilibrium Capital Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the exemption provisions) and (2) Equilibrium Capital Services, LLC stated that Equilibrium Capital Services, LLC met the identified exemption provisions for the year ended December 31, 2018 without exception. Equilibrium Capital Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and, accordingly, included inquiries and other required procedures to obtain evidence about Equilibrium Capital Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 25, 2019

Equilibrium Capital Services, LLC's Exemption Report

Equilibrium Capital Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Equilibrium Capital Services, LLC

I, William Campbell, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature]

Title: Chief Compliance Officer, Equilibrium Capital Services, LLC

February 25, 2019

Equilibrium Capital Services, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5(e)4

For the Year Ended December 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member
Equilibrium Capital Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Equilibrium Capital Services, LLC (Company) and SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the Total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 25, 2019

Equilibrium Capital Services, LLC
Schedule of Securities Investor Protection Corporation Relating to
Possession or Control Assessments and Payments
For the Year ended December 31, 2018

		Amount
Total assessment	$	1,766
SIPC-6 general assessment		
Payment made on July 27, 2018		(911)
SIPC-7 general assessment		
Payment made on February 11, 2019		(855)
Total assessment balance		
(overpayment carried forward)	$	-

Equilibrium Capital Services, LLC

Report Pursuant to Rule 17a-5 (d)

Audited Financial Statements

For the Year Ended December 31, 2018